2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

February 2, 2012

Ms. Kathryn McHale

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation
Registration Statement on Form S-4
Filed December 22, 2011
File No. 333-178703 (the “Form S-4”)

Dear Ms. McHale:

This letter is in response to comments of the Staff regarding the Form S-4 contained in your letter to Alan B. Levan, dated January 18, 2012, as well as requests for information subsequently communicated to our counsel by the Staff. Set forth below are our responses. Concurrently with our submission of this letter, we are filing Amendment No. 1 to the Form S-4 (the “S-4/A”) via the Commission’s EDGAR System. We note that the S-4/A is being filed without the historical financial statements of BFC Financial Corporation (“BFC”) or Bluegreen Corporation (“Bluegreen”). With respect to the Staff’s comments to the companies’ historical financial statements, where applicable, we have set forth in this letter the proposed revisions based on such comments. BFC undertakes to file the historical financial statements, as so revised, in a subsequent amendment to the Form S-4 prior to effectiveness.

Registration Statement on Form S-4 filed on December 22, 2011

General

1.	Please provide us with copies of the board books that were provided to the respective boards of directors.

The discussion materials prepared by JMP Securities LLC (“JMP Securities”) in connection with rendering its opinion to the board of directors of BFC at its November 10, 2011 meeting are being provided to the Staff under separate cover by counsel for BFC. The discussion materials prepared by Cassel Salpeter & Co., LLC (“Cassel Salpeter”) in connection with rendering its opinion to the special committee of Bluegreen at its November 11, 2011 meeting are being provided to the Staff under separate cover by counsel for Cassel Salpeter.

We note that both sets of discussion materials are being provided on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933. In accordance with Rule 418, counsel for BFC and Cassel Salpeter, as the case may be, has requested that these materials be returned promptly following completion of the Staff’s review thereof. In addition, under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b), JMP Securities and Cassel Salpeter have requested confidential treatment for the materials, in each case due to the sensitive commercial and financial nature thereof.

2.	Please tell us if you will present the financial results of BankAtlantic as a discontinued operation in updated financial statements for BFC Financial Corporation. If not, please provide us the accounting analysis that identifies the relevant guidance and facts and circumstances that support your determination.

While the stock of BankAtlantic will be sold in connection with the transaction between BankAtlantic Bancorp (“BankAtlantic Bancorp”) and BB&T Corporation (“BB&T”), BankAtlantic as a whole will not be presented as a discontinued operation in updated financial statements. As the transaction contemplates both that BankAtlantic Bancorp will continue to operate as a specialty finance company and will hold and manage, among other things, performing and nonperforming loans, real estate and tax certificates, BFC intends to present only two of BankAtlantic’s five operating components (Community Banking and Investments) as discontinued operations in its financial statements for the year ended December 31, 2011. The financial results of BankAtlantic’s other three operating components – Commercial Lending, Tax Certificates and Capital Services – are not being reclassified as discontinued operations. Please see our response to Comment 35(a) for a discussion of the facts and circumstances which were considered in reaching this determination.

3.	We note your disclosure of various debt covenants throughout the filing. To the extent you are reasonably likely to be in breach of your debt covenants, please revise the appropriate section of your filing to disclose material information about the breach and analyze the impact on the company, if material. Your analysis should include:

•	the steps you are taking to avoid the breach;

•	the steps you intend to take to cure, obtain a waiver of or otherwise address the breach;

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to pay off any resulting obligations or replace the funding.

Also, if material, disclose the impact of debt covenants on your ability to undertake additional debt or equity financing. Refer to SEC Interpretive Release No. 33-8350.

The S-4/A has been revised to address the Staff’s comment by including a description of the consents to the merger required under Bluegreen’s outstanding facilities in the “Summary – The Merger – Conditions to Consummation of the Merger” and “The Merger – Conditions to Consummation of the Merger” sections. In addition, more detailed disclosure relating to a possible acceleration of BankAtlantic Bancorp sponsored trust preferred securities indebtedness has been added to the risk factor relating to the proposed transaction between BankAtlantic Bancorp and BB&T in the “Risk Factors – Risks Related to BankAtlantic Bancorp and BankAtlantic” section of the S-4/A.

Reverse Stock Split

4.	Please include additional disclosure regarding the stock split, including whether some current shareholders of BFC or Bluegreen may be cashed out as a result. In addition, if true, please represent in the prospectus that this stock split is not the first step of a 13(e)(3) transaction.

We have included the requested disclosure, including a statement that the reverse stock split is not the first step of a 13(e)(3) transaction, in the S-4/A.

Proxy / Prospectus Cover Page

5.	Revise to indicate the maximum number of shares of BFC’s Class A Common Stock estimated to be issuable upon the completion of the merger.

We have included on the prospectus cover page of the S-4/A the approximate maximum number of shares of BFC’s Class A Common Stock estimated to be issuable upon the completion of the merger.

Bluegreen Shareholder Letter

6.	Revise the Bluegreen Shareholder Letter to inform shareholders that to perfect their appraisal rights they must vote against the Merger, abstain from voting or not send in a proxy. Please also add a reference to the “Appraisal Rights” section on page 88.

In accordance with the Staff’s comment, we have included additional disclosure in the Bluegreen Shareholder Letter contained in the S-4/A regarding the method for perfecting appraisal rights under Massachusetts law as well a reference to the “Appraisal Rights” section.

Questions and Answers about the Bluegreen Special Meeting

Q: What are my choices when voting on the merger agreement?, page v

7.	Please disclose that an abstention will have the same effect as voting against the merger in this Q&A.

The referenced Q&A contained in the S-4/A has been revised accordingly.

Summary, page 1

General

8.	Revise the disclosure to indicate that the financial advisor to the Bluegreen Special Committee and the financial advisor to BFC’s Board of Directors has, in each case, consented to the use of its opinion in the registration statement.

We have included the requested disclosure in the portions of the “Summary” section of the S-4/A relating to the fairness opinions of Cassel Salpeter and JMP Securities.

The Companies, page 1

9.	Please provide more balanced presentations of BFC and Bluegreen by describing the recent operating results of each company including, but not limited to, disclosing its net losses for the nine months ended September 30, 2011 and the period ended December 31, 2010.

We have included information regarding BFC’s and Bluegreen’s recent operating results in the “Summary – The Companies” section of the S-4/A.

Conditions to Consummation of the Merger, page 3

10.	Please add a bullet to your list in the first paragraph on page 3 to state whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the merger, and if so, the status of such compliance or approval.

We have included disclosure in the “Summary – The Merger – Conditions to Consummation of the Merger” section of the S-4/A, as well as certain other sections of the S-4/A, relating to the regulatory confirmation that the merger did not raise any material supervisory concerns. Other than such confirmation or as otherwise described in the S-4/A, there are no federal or state regulatory requirements which must be complied with or approvals which must be obtained in connection with the merger.

Appraisal Rights, page 5

11.	Revise to provide the specific information that must be included in the shareholder’s written notice of intent to dissent and the address to which the notice must be sent. Please also add a reference to the “Appraisal Rights” section on page 88.

We have included the requested disclosure in the “Summary – The Merger – Appraisal Rights” section of the S-4/A.

Regulatory Matters, page 8

12.	Disclose the SEC investigation of BankAtlantic Bancorp, Inc., and reference the reader to more complete information elsewhere. Please also confirm that you will revise any amendments to the registration statement to update this information, as necessary.

13.	Disclose that BankAtlantic Bancorp and BankAtlantic have entered into the Company Order and the Bank Order, respectively, and reference the reader to more complete information elsewhere.

The additional disclosures requested by the Staff in comments 12 and 13 have been included in the “Summary – The Merger – Regulatory Matters” section of the S-4/A. This also confirms that we will update the disclosure relating to the SEC lawsuit against BankAtlantic Bancorp and Alan B. Levan as necessary to reflect any material developments affecting the matter.

Risk Factors, page 19

General

14.	We note in your introductory paragraph the reference to “[a]dditional risks and uncertainties” that could have a material impact on your financial condition and results of operations. You must disclose all risks that you believe are material at this time. Discussing the possibility of other risks that are not described in the risk factors section is unnecessarily confusing. Please delete this language and also revise the third full paragraph on page 31 as appropriate.

We have deleted the requested language and made the requested revisions in the S-4/A.

15.	Some of your Risk Factors state that you cannot provide assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

We have made the requested revisions in the S-4/A.

Risks Related to the Merger, page 19

16.	Please add a risk factor indicating that neither of the fairness opinions received in connection with the merger has been updated since its date of issuance.

We have included a new risk factor related to the fairness opinions in the S-4/A. This new risk factor includes a statement that neither fairness opinion has been updated since its date of issuance.

Purported class action lawsuits have been filed .. . . , page 20

17.	Revise the first risk factor on page 20 to summarize the claims made by the plaintiffs.

We have revised this risk factor contained in the S-4/A to include a statement summarizing the claims made by the plaintiffs.

There is no assurance that BFC’s Class A Common Stock will be approved for listing…, page 20

18.	Please revise this risk factor to clarify your intention with respect to applying to list your shares on a national exchange. Please also provide an update regarding the status of any listing application or related approval both in this section and in the broader discussion about the stock split contemplated above.

We have included disclosure relating to BFC’s intention with respect to applying to list its shares of Class A Common Stock on a national exchange in this risk factor, the broader discussion of the reverse stock split and in other places where applicable in the S-4/A.

The loss of the services of BFC’s key management…, page 30

19.	Please elaborate on the risks associated with an officer or director bar and what the loss of key management would mean for BFC, given the concentrated ownership and management structure of the company.

We have revised this risk factor in the S-4/A to reflect the litigation recently filed by the Commission against BankAtlantic Bancorp and Alan B. Levan, as well as to expand upon the impact of an officer or director bar relating to Mr. Levan.

Risks Related to Bluegreen and its Business

The ratings of third-party rating agencies could adversely impact Bluegreen’s ability to obtain, renew or extend credit facilities, or otherwise raise capital, page 38

20.	Please revise to disclose the credit rating and the rating outlook for all legal entities where an adverse action would have a negative impact on the entities liquidity or financial results. Additionally, please revise your MD&A to discuss and analyze, to the extent material, the potential impact of known or reasonably likely changes in credit ratings or ratings outlook (or inability to achieve changes).

This risk factor contained in the S-4/A has been revised to disclose the credit rating and, to the extent known, rating outlook for Bluegreen. It is noted, however, that Bluegreen does not believe that its current corporate credit rating, or the current credit rating of bond classes in Bluegreen’s securitizations, materially impacts Bluegreen’s liquidity or financial results. In addition, Bluegreen is not currently aware of any reasonably likely downgrades to its corporate credit rating or outlook. Therefore, Bluegreen does not believe that any revision of the MD&A relative to credit ratings is necessary at this time.

Risks Related to BankAtlantic Bancorp and BankAtlantic

The transaction between BB&T and BankAtlantic Bancorp may not be completed . . . , page 39

21.	Revise to disclose in greater detail the regulatory approvals required for the completion of the transaction between BB&T and BankAtlantic Bancorp. Please also disclose the status of such regulatory approvals.

We have revised this risk factor contained in the S-4/A to describe in greater detail the regulatory approvals required for the completion of the proposed sale of BankAtlantic as well as the status of such regulatory approvals.

The cost and outcome of pending legal proceedings … , page 47

22.	Please add a cross reference to the legal proceedings section headed “BankAtlantic Bancorp and its Subsidiaries” on page 172.

We have included the requested cross reference in this risk factor contained in the S-4/A.

The Merger

Background of the Merger

23.	Revise your disclosure in the third paragraph on page 63 to quantify the proposed exchanged ratio discussed between Cassel Salpeter and JMP Securities on October 14, 2011. Please also discuss the reasons for any adjustment to this proposed ratio which resulted in the proposed exchange ratio of 9.57 shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock on October 28, 2011.

We have revised this disclosure in the S-4/A to clarify that a numerical exchange ratio was not discussed on October 14, 2011 or in the conversations which continued in the following days. As set forth in the S-4/A, Cassel Salpeter and JMP Securities first discussed a numerical exchange ratio on October 28, 2011, at which time Cassel Salpeter, as authorized by Bluegreen’s special committee, proposed an exchange ratio of 9.57 shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

24.	Revise your disclosure to clarify whether Bluegreen received any indications of interest from other potential acquirors regarding a possible acquisition of Bluegreen.

The “Background of the Merger” section of the S-4/A has been revised to state that Bluegreen has not received any indications of interest from other potential acquirers regarding a possible acquisition of Bluegreen.

25.	Revise to disclose the time frame of the Bluegreen special committee’s discussions regarding the possibility of inviting or soliciting discussions with other merger partners, including the dates and substance of such discussions, whether such meetings involved Cassel Salpeter, and the date on which the board ultimately decided not to invite or solicit such discussions.

The “Background of the Merger” section of the S-4/A has been revised to state that, on October 12, 2011, Bluegreen’s special committee discussed whether Cassel Salpeter should be instructed to solicit indications of interest from other potential acquirers for Bluegreen and, based on its determination that such a search would likely not be productive, instead directed Cassel Salpeter to assist the special committee in negotiations with respect to the possible merger with BFC in order to obtain the highest possible exchange ratio for Bluegreen’s shareholders.

26.	We note your disclosure of the fees paid by Bluegreen to Cassel Salpeter and BFC to JMP Securities pursuant to their respective current engagements with respect to their fairness opinions. Please supplement this disclosure by describing any material relationship that has existed, and any compensation received as a result of such relationship, during the past two years as contemplated by Item 1015(b)(4) of Regulation M-A.

We have revised the “Opinion of the Financial Advisor to BFC’s Board of Directors” section of the S-4/A to discuss the services provided by JMP Securities to BFC, and the compensation paid by BFC to JMP Securities therefor, during the two years preceding the date of JMP Securities’ opinion. With respect to Cassel Salpeter and its affiliates, this confirms that, during the past two years, no material relationship existed between Cassel Salpeter or its affiliates and Bluegreen or its affiliates other than Cassel Salpeter’s engagement to serve as financial advisor to Bluegreen’s special committee in connection with the merger.

Recommendation of the Bluegreen Board and Its Reasons for the Merger, page 66

27.	Please add a bullet to your list in the second paragraph on page 67 discussing the consideration, if any, that the board gave to dissenting shareholders and potential litigation.

These two factors were considered by Bluegreen’s board of directors and, accordingly, have been added in the S-4/A to the list of potential risks and uncertainties considered by Bluegreen’s board of directors in reaching its decision to approve the merger.

28.	Please eliminate statements in the second full paragraph on page 68 indicating that the discussion of the factors considered by board of directors is not complete and revise to clarify, if true, that the material factors considered by the board have been disclosed. Make corresponding changes to the second full paragraph on page 70.

We have revised the relevant disclosure in both locations in the S-4/A to address the Staff’s comment.

Appraisal Rights, page 88

29.	Please restate the date of the special meeting in this section.

We have added disclosure in the “Appraisal Rights” section of the S-4/A which will include the date of the Bluegreen special meeting, once determined.

Material U.S. Federal Income Tax Consequences of the Merger, page 91

30.	We note the assumption stated in the fourth paragraph on page 91. Please tell us why this is an appropriate assumption and not a legal conclusion.

We have revised the applicable sentence of the S-4/A to eliminate this assumption and clarify that the discussion of material U.S. federal income tax consequences of the merger relates solely to the holders of Bluegreen’s Common Stock described in such sentence.

31.	We note your election to file a short-form tax opinion as an exhibit to the prospectus. However, your disclosure in this section is not sufficient to constitute counsel’s tax opinion. We refer to your disclosure on page 92 that each of BFC and Bluegreen will receive a legal opinion that the merger will qualify as a “reorganization” and that BFC and Bluegreen will each be a party to that “reorganization.” Please revise your disclosure to provide counsel’s opinion in the prospectus or file a long form tax opinion as an exhibit.

The disclosure in the S-4/A has been revised to state that the discussion of the material U.S. federal income tax consequences of the merger represents counsel’s opinion with respect to such matter.

Litigation Regarding the Merger, page 94

32.	Please update your disclosure regarding the status of the litigation regarding the merger as appropriate. Also provide an update to the “Legal Proceedings” sections appearing on pages 170 and 338, as applicable.

The “Litigation Regarding the Merger” and “Legal Proceedings” sections contained in the S-4/A have been updated to reflect material developments relating to the litigation and other proceedings described in those sections which occurred since the date of the filing of the Form S-4.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 106

33.	Please revise to provide additional information, or refer to the page where the information is disclosed, related to the proposed BankAtlantic transaction. Specifically clarify which entities are involved and the amount of assets and liabilities held by each entity. Also, quantify the amount of assets to be retained, the entity that will hold them and your plans related to these assets (hold for sale, hold for investment, etc.) and how they are presented in the pro forma balance sheet and income statements.

We have revised the narrative which precedes the pro forma financial statements contained in the S-4/A to include additional disclosure regarding the proposed sale of BankAtlantic, including the information referenced in the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2011, page 113

34.	Please revise note 8 to clarify the amount of cash to be exchanged in the proposed BankAtlantic transaction or refer to the page where this information is disclosed.

We have revised note 8 to refer to the more detailed discussion of the proposed BankAtlantic transaction, including disclosure of the cash to be paid in connection with the closing of the transaction, which is now set forth in the narrative preceding the pro forma financial statements contained the S-4/A.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and 2010 and the Year Ended December 31, 2010, page 113

35.	In note 5, you disclose that adjustments related to BankAtlantic Bancorp’s discontinued operations include the Community Banking and Investments components of BankAtlantic.

a.	Please revise to clarify what you are referring to when you refer to BankAtlantic Bancorp’s discontinued operations and explain the relevancy. We could not locate any information related to BankAtlantic Bancorp discontinued operations. Also clarify how they are presented in the pro forma balance sheet and income statements and explain how you considered whether they should be presented as discontinued operations in the pro forma balance sheet.

We have revised the disclosure contained in the S-4/A to address the Staff’s comment with regard to BankAtlantic Bancorp’s discontinued operations. In addition, a discussion of BankAtlantic Bancorp’s discontinued operations, including their presentation in the pro forma balance sheet and income statements and an explanation of the factors considered in determining such presentation, is attached to this letter as Appendix A. We also respectfully refer the Staff to the additional disclosures contained in the S-4/A in accordance with Comment 33 above.

b.	Tell us why there are no discontinued operations presented in the financial statements of BFC Financial Corporation starting on page F-2.

We respectfully refer the Staff to the responses to Comments 2 and 33 above, as well as the accounting analysis relating to BankAtlantic’s components set forth on Appendix A.

c.	Please revise notes 6 and 7 to clarify the difference between the amounts attributed to BankAtlantic Bancorp discontinued operations and BankAtlantic continuing operations and discuss the relevancy of each item.

We have revised notes 6 and 7 to address the Staff’s comment.

d.	Please revise the last sentence in note 7 to clarify why assets and liabilities expected to be sold by BankAtlantic Bancorp as part of the proposed sale of BankAtlantic and related expenses are included in continuing operations. Also, clarify if these assets are to be sold to BB&T.

We have revised note 7 to address the Staff’s comment.

e.	In note 6, you disclose that under the terms of the proposed sale of BankAtlantic, BankAtlantic Bancorp has agreed to retain certain of BankAtlantic’s assets which are currently in the discontinued operations components and are not expected to generate significant ongoing cash flow. Based on amounts in the pro forma balance sheet, it appears that BankAtlantic Bancorp will retain close to $600 million in loans and REO. Please clarify why you believe these assets are not expected to generate significant ongoing cash flow.

We note that, of the approximately $623 million of assets that BankAtlantic Bancorp would have retained had the sale of BankAtlantic been consummated on September 30, 2011, only approximately $65 million of such assets relate to BankAtlantic’s Community Banking discontinued operation component and none of the assets relate to BankAtlantic’s Investments component. Further, included in the $65 million of Retained Assets related to BankAtlantic’s Community Banking discontinued operation component were $24 million of non-accrual loans. BankAtlantic Bancorp’s management does not expect that the $65 million of retained assets related to BankAtlantic’s Community Banking discontinued operation component will generate significant ongoing cash flows when compared to the historical cash flows of the Community Banking component.

Comparison of Rights of Common Shareholders of BFC and Bluegreen, page 117

36.	We note that you qualify certain summaries of information in the second paragraph on page 117 by reference to statutes and documents that are not part of the registration statement. Qualification by reference to information that is not part of the registration statement is inappropriate. Please revise accordingly.

We have revised this disclosure in the S-4/A to address the Staff’s comment.

BankAtlantic Bancorp — Recent Developments, page 142

37.	Please confirm, if true, that you have clearly disclosed:

•	the material effects of the Company Order and the Bank Order on your results of operations, liquidity, capital, or financial position; and

•	all material actions you have taken in response to the orders to date.

If not, please revise your filing to provide such disclosure. Please also confirm that you will revise any amendments to the registration statement to update this information, as necessary.

This is to confirm that we believe we have clearly disclosed the material effects of the Company Order and the Bank Order on our results of operations, liquidity, capital and financial position, and all material actions taken to date in response to the orders.

Legal Proceedings — BFC and its Wholly Owned Subsidiaries, page 170

38.	Please revise your disclosure related to BFC to state, if appropriate, that any reasonably possible losses related to all disclosed legal proceedings in addition to amounts accrued are not material to the financial statements. Please include similar disclose in your audited financial statements for BFC.

We have revised the disclosure in the “Information About BFC – Legal Proceedings” section of the S-4/A to address the Staff’s comment. In addition, we propose to include the following revised disclosure (as the same may be updated from time to time) in BFC’s financial statements to be filed in a subsequent amendment to the Form S-4 as well as in BFC’s future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

“Reserves are accrued for amounts in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. BFC accrued $4.6 million for pending legal proceedings as of September 30, 2011, all of which related to the Woodbridge appraisal rights litigation described herein. BFC believes that it has meritorious defenses in the pending legal actions and that reasonably possible losses arising from pending legal matters, in excess of the amounts currently accrued, if any, will not have a material impact on BFC’s financial statements. However, due to the significant uncertainties involved in these legal matters, the actual losses which may be incurred by BFC cannot be predicted.”

39.	Please revise here to disclose your estimate of the aggregate range of reasonably possible losses for BankAtlantic Bancorp. We note you disclosed a range as of December 31, 2010 on page F-169.

This disclosure has been included in the “Legal Proceedings” section of the S-4/A related to BankAtlantic Bancorp in accordance with the Staff’s comment. Substantially similar disclosure was contained on page F-62 of the Form S-4 and will be contained in the footnotes to BFC’s interim financial statements to be filed in a subsequent amendment to the Form S-4.

Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries, page 172

40.	Please revise the first full paragraph on page 175 to describe in greater detail the litigation brought against BankAtlantic Bancorp challenging the BB&T and BankAtlantic Bancorp transaction. Refer to Item 103 of Regulation S-K.

We have revised this disclosure contained in the S-4/A to describe in greater detail the litigation brought against BankAtlantic Bancorp challenging the BB&T and BankAtlantic Bancorp transaction in accordance with Item 103 of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 189

41.	Please file as exhibits the annual incentive programs described in note 5 to the Summary Compensation Table.

The annual incentive programs described in note 5 to the Summary Compensation Table represent performance goals established under BankAtlantic Bancorp’s 2006 Performance-Based Annual Incentive Plan. The plan has been filed as Exhibit 10.19 to the S-4/A, and the disclosure contained in note 5 has been revised accordingly.

BFC Financial Corporation Financial Statements and Supplementary Data, page F-1

42.	On the face of your interim and audited financial statements you disclose that amounts are “As Revised” or “As Adjusted”. Please refer the reader to the Note where you discuss the revisions and adjustments similar to your disclosure in Bluegreen’s financial statements.

This is to confirm that BFC’s interim and audited financial statements will be revised in accordance with the Staff’s comment.

43.	Please tell us how you account for your investment in Benihana at December 31, 2011 and provide us an accounting analysis that identifies the relevant guidance and facts and circumstances that support your determination. We note your disclosure on page F-26 that you own an approximately 20% voting interest and that Alan B. Levan and John E. Abdo serve on Benihana’s board of directors.

At December 31, 2011, BFC owned 1,582,577 shares of Benihana’s Common Stock. BFC has determined that it is appropriate to account for its investment in Benihana’s Common Stock as “Available-for-Sale Securities” at December 31, 2011. In making this determination, BFC considered a number of factors, which together resulted in a conclusion that BFC does not have the ability to exercise significant influence over Benihana, as interpreted in accordance with applicable accounting guidance in ASC 323-10-15-6. These factors included, without limitation, that the shares of Benihana’s Common Stock owned by BFC at December 31, 2011 represented an 8.9% ownership and voting interest in Benihana. BFC’s voting interest in Benihana decreased from 19.6% at September 30, 2011 to 8.9% at December 31, 2011 due to the reclassification effected by Benihana during November 2011 pursuant to which each share of Benihana’s Class A Common Stock was converted into one share of Benihana’s Common Stock. Prior to the reclassification, holders of Benihana’s Class A Common Stock were entitled to 1/10 of a vote per share on matters as to which Benihana’s shareholders voted together as a single class. Holders of shares of Benihana’s Common Stock are currently, and were prior to the reclassification, entitled to one vote per share on matters submitted to a vote of Benihana’s shareholders. With regard to BFC’s 8.9% voting interest in Benihana, we respectfully refer the Staff to the following disclosure contained on page 209 of the Form S-4:

“During May 2011 and July 2011, we converted an aggregate of 300,000 shares of Series B Convertible Preferred Stock of Benihana into 595,049 shares of Benihana’s Common Stock. On October 7, 2011, we converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that we owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification proposal was approved by Benihana’s shareholders on November 17, 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana.”

Other factors considered by BFC in determining that it is appropriate to account for its investment in Benihana’s Common Stock as “Available-for-Sale Securities” at December 31, 2011 included the following:

•

while BFC’s Chairman and Vice Chairman serve on the board of directors of Benihana (with BFC’s Vice Chairman also serving as Vice Chairman of Benihana), they represent only two out of the nine members of Benihana’s board;

•	BFC does not have material intercompany transactions with Benihana;

•	there is no overlap of executive management between BFC and Benihana; and

•	there is no technological dependency between BFC and Benihana.

Furthermore, BFC anticipates that it will in the future, subject to market conditions, sell all or part of its investment in Benihana.

At September 30, 2011, BFC owned 500,000 shares of Benihana’s Series B Convertible Preferred Stock and had a voting interest in respect of those shares, as if converted to Benihana’s Common Stock, of approximately 12.2%. At September 30, 2011, BFC also owned 595,049 shares of Benihana’s Common Stock and had a voting interest in respect of those shares of approximately 7.4%. Collectively, the shares of Benihana’s Series B Convertible Preferred Stock and Common Stock owned by BFC at September 30, 2011 represented a 19.6% voting interest in Benihana. With regard to the accounting for BFC’s investment in Benihana at September 30, 2011, it was determined that BFC’s investment in Benihana’s Series B Convertible Preferred Stock lacked the risk/reward characteristics of a holder of Benihana’s Common Stock, and BFC concluded that the shares of Benihana’s Series B Convertible Preferred Stock it owned were not “in-substance common stock.” This conclusion was reached based on the interpretation of applicable accounting guidance in ASC 323-10-15-13, primarily because (i) BFC’s investment in Benihana’s Series B Convertible Preferred Stock had a liquidation preference of $25.00 per share and, in the event of any liquidation, dissolution or winding up of Benihana, BFC, as the holder of shares of Benihana’s Series B Convertible Preferred Stock, was entitled to receive the liquidation preference, (ii) BFC’s investment in Benihana’s Series B Convertible Preferred Stock had a redemption provision for an amount equal to the liquidation preference, (iii) BFC received dividend payments with respect to its shares of Benihana’s Series B Convertible Preferred Stock at an annual rate equal to $1.25 per share and (iv) under certain circumstances where approval of Benihana’s shareholders was required, Delaware law provided for a separate class vote by the holders of Benihana’s Common Stock, as to which BFC was not eligible to participate with respect to its shares of Benihana’s Series B Convertible Preferred Stock. In addition, each of the factors set forth in the bullet point list above with respect to the December 31, 2011 accounting determination were also true as of September 30, 2011 and therefore considered by BFC in determining that it was appropriate to account for its investment in Benihana’s Series B Convertible Preferred Stock and Common Stock as “Available-for-Sale Securities” as of September 30, 2011.

44.	In future interim financial statements, please revise to include an income tax note that provides similar quantified information provided in the income tax note in to your audited financial statements.

This is to confirm that in future interim financial statements, BFC will include an income tax note that provides similar quantified information provided in the income tax note to BFC’s audited financial statements.

Note 7. Loans Receivable, page F-32

45.	On page F-37, you disclose impaired loans with no related allowance had a recorded investment of $202 million and an unpaid principal balance of $325 million at September 30, 2011. On page F-39, you disclose that impaired loans without specific valuation allowances had been previously written down by $94.7 million. Please explain to us what the remaining difference represents between the recorded investment and the unpaid principal balance. Similarly, explain to us what the difference represents between the recorded investment of $251 million and the unpaid principal balance $280 million of impaired loans with a related allowance recorded at September 30, 2011.

With respect to the Staff’s comment, it is noted that the table on page F-37 includes impaired loans across all loan classes that were written down, while the referenced disclosure contained on page F-39 represents only impaired commercial real estate and commercial non-real estate loans that were written down. In addition, with respect to the table on page F-37, the allowance was assigned to the applicable note, and with respect to the referenced disclosure on page F-39, loans with multiple notes were aggregated into one relationship in determining loans with allowances and loans without allowances. With the agreement of the Staff, in future filings, we propose to delete the duplicative disclosure relating to the impaired commercial real estate and commercial non-real estate loans that were written down (the page F-39 disclosure in the case of the Form S-4) as the information is included in the table setting forth information relating to impaired loans across all loan classes that were written down (the page F-37 table in the case of the Form S-4).

46.	Please revise your TDR disclosure at the top of page F-42 to disclose the recorded investment pre- and post-modification.

With respect to the Staff’s comment, it is noted that the recorded investment was the same for the pre-modification and post-modification loans which were modified in a troubled debt restructuring for the three and nine months ended September 30, 2011. There were no loan charge-offs with respect to these loans during either period at the date of loan modification, and BankAtlantic did not offer forgiveness of loan principal as a loan modification concession. It is also noted that the recording of specific valuation allowances upon loan restructuring does not affect the recorded investment of a loan.

BFC Financial Corporation Audited Financial Statements

Note 1. Business and Summary of Significant Accounting Policies - Goodwill and Intangible Assets, page F-95

47.	Please tell us the nature of and how you valued the management contracts obtained as a result of the November [16], 2009 acquisition of additional Bluegreen shares and how you determined that the contracts had indefinite lives and should not be amortized.

In connection with its acquisition of additional shares of Bluegreen’s Common Stock on November 16, 2009, BFC considered the ongoing revenue stream that Bluegreen derived from its contracts with timeshare owners’ associations (“HOAs”) pursuant to which Bluegreen provides such HOAs with property management and other services.

Bluegreen’s management contracts (which are referred to within this response as the “Contracts”) typically have initial terms of three years with automatic renewals. With the exception of one Contract, which Bluegreen has indicated was immaterial in terms of amount (approximately $76,000 in annual management fees), Bluegreen has renewed all of its existing Contracts over the past several years. Based on this fact pattern, BFC determined that there is no foreseeable time limit on the cash flows generated from the ongoing revenue stream derived from the Contracts. Additionally, further evidence points to the ongoing competitive and economic advantages between the HOAs and Bluegreen since (i) Bluegreen, by virtue of any unsold units and by means of foreclosing on defaulted financings collateralized by the interests in the properties, is entitled to vote on certain matters and (ii) management by a third party other than Bluegreen would provide no significant benefit to the HOAs.

BFC applied the accounting guidance for fair value measurements and related guidance for business combinations to determine the initial measurement of the fair value of the Contracts. In connection with its November 16, 2009 acquisition of additional shares of Bluegreen’s Common Stock, BFC retained a third party valuation consultant to assist in determining the fair value of certain assets of Bluegreen. The fair value of the Contracts was derived using a variation of the Income Approach known as the Excess Earning Method. This method calculates the revenues and costs attributable to the Contracts and subtracts all charges for the use of contributory assets to arrive at the excess earnings. The key assumptions applied in determining fair value were: revenue, third party ownership rates, operating profit, online point reservation royalty, assembled work force, discount rate, long-term growth rate and capitalization rate, and tax amortization benefit.

In determining the useful life of the Contracts, BFC considered ASC 350-30-35-3 and concluded that, based on the factors and assumptions noted above, the Contracts were deemed to have an indefinite useful life. In making this determination, BFC also considered the following factors:

•	Bluegreen expects to, and has the ability to, continue to provide services under the Contracts indefinitely;

•	the HOAs have multiple property owners and are not reliant on a single property owner or small group of property owners for their continued operation;

•	Bluegreen expects that the Contracts will directly or indirectly contribute to cash flows for an indefinite period;

•	competitive factors and economic conditions do not indicate that the Contracts have finites lives; and

•	based on historical experience, Bluegreen expects that the Contracts will be renewed without substantial cost.

Furthermore, while BFC did conclude that the Contracts as a whole had an indefinite life as of the date of the additional Bluegreen share purchase, in accordance with ASC 350-30-35-16, BFC reviews the assumptions used to establish the useful lives of these intangible assets each reporting period to determine whether events and circumstances continue to support that conclusion.

Note 23. Debt, page F-145

48.	Please revise to disclose the liability recorded at the period end and the amounts paid related to the guaranty of principal payments for defaulted vacation ownership loans in the Legacy Securitization.

We acknowledge the Staff’s comment with respect to the disclosure of the Legacy Securitization debt, and we propose to revise the disclosure in Note 23 to be contained in a subsequent amendment to the Form S-4 as follows:

“Legacy Securitization. In September 2010, Bluegreen completed a securitization transaction of the lowest FICOR-score loans previously financed in the BB&T Purchase Facility. Substantially all of the timeshare receivables included in this transaction were generated prior to December 15, 2008, the date that Bluegreen implemented its FICOR score-based credit underwriting program, and had FICOR scores below 600.

In this private placement transaction, BXG Legacy 2010 LLC, a wholly-owned special purpose subsidiary of Bluegreen, issued $27 million of notes payable secured by a portfolio of timeshare receivables totaling $36.1 million (the “Legacy Securitization”). While the notes payable have a coupon rate of 12%, they were sold at a $2.7 million discount to yield an effective rate of 18.5%. The notes payable generated gross proceeds to Bluegreen of $24.3 million (before fees and customary reserves and expenses), which was used to repay a portion of the outstanding balance under the BB&T Purchase Facility. While ownership of the timeshare receivables included in the Legacy Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing.

Bluegreen guaranteed the principal payments for defaulted vacation ownership loans in the Legacy Securitization at amounts equivalent to the then-current advance rate inherent in the notes, any shortfalls in monthly interest distributions to the Legacy Securitization investors and any shortfall in the ultimate principal payment on the notes upon their stated maturity in September 2025. During 2010, Bluegreen repaid $1.7 million on this facility, including shortfall payments totaling $887,000 in connection with our guarantee.”

With respect to the disclosure of the recorded liability at period end, we respectfully refer the Staff to the table titled “Receivable-Backed Notes Payable” on page F-146 of the Form S-4. This table provides debt balances for each of Bluegreen’s receivable-backed notes payable, including the Legacy Securitization debt, and precedes the narrative description of such debt.

Exhibits

General

49.	Please file as exhibits:

•	the form of common stock certificates of BFC Financial Corporation;

•	the Stock Purchase Agreement, dated as of November 1, 2011, between BB&T Corporation and BankAtlantic Bancorp, Inc.;

•	the Company Order;

•	the Bank Order; and

•	the consents of each director nominee named in the section headed “Directors of Bluegreen . . .” on page 184 of the registration statement. Refer to Rule 438 of the Securities Act of 1933.

These documents have been filed as exhibits to the S-4/A as follows:

4.1	Specimen BFC Class A Common Stock Certificate

4.2	Specimen BFC Class B Common Stock Certificate

10.20	Stock Purchase Agreement, dated as of November 1, 2011, between BB&T Corporation and BankAtlantic Bancorp, Inc.

10.21	BankAtlantic Bancorp, Inc. – Order to Cease and Desist (the Company Order)

10.22	BankAtlantic – Order to Cease and Desist (the Bank Order)

99.6-99.11	Consents of Director Appointees

Exhibit 5.1

50.	We note that a form of legality opinion has been filed. Please file a signed and dated opinion as soon as possible.

A signed and dated legality opinion has been filed as Exhibit 5.1 to the S-4/A.

51.	Please remove the last bullet qualification with regard to the Purchase Rights; you cannot assume a question of law to which you are opining.

With regard to the Staff’s comment, we note that the last bullet qualification relates to counsel’s assumption “that the Company’s board of directors acted in a manner consistent with its fiduciary duties as required under applicable law in adopting the

Rights Agreement.” Accordingly, reference is made to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings, dated October 14, 2011, which provides that such assumption is permissible. Specifically, in Section II(B)(1)(g) of such legal bulletin, Rights under Shareholder Rights Plans (“poison pills”), it is stated that “the [S]taff does not object if counsel includes language in the opinion to the effect that board members are assumed to have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the rights agreement.”

Exhibit 8.1

52.	Revise Exhibit 8.1 to clearly state that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences of the Merger” is counsel’s opinion.

The portion of Exhibit 5.1 which relates to counsel’s opinion regarding tax matters (Exhibit 8.1) has been revised to state that the “Material U.S. Federal Income Tax Consequences of the Merger” discussion represents counsel’s opinion.

Exhibits 99.3 and 99.4

53.	We note that the consents of JMP Securities LLC and Cassel Salpeter & Co., LLC, filed respectively as Exhibits 99.4 and 99.5, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that JMP Securities LLC, in the case of Exhibit 99.4, and Cassel Salpeter & Co., LLC, in the case of Exhibit 99.5, consents to the quotation or summarization of its opinion in the registration statement. Please refile the consents with the proper representation.

The consents of JMP Securities and Cassel Salpeter have been revised to address the Staff’s comments and refiled with the S-4/A as Exhibits 99.4 and 99.5, respectively.

Responses to Requests for Information Communicated to our Counsel via Telephone

This is to confirm that Bluegreen’s board of directors, including the special committee, has been made aware of the litigation recently initiated by the Commission against BankAtlantic Bancorp and Alan B. Levan, and the possibility of an officer or director bar with respect to Mr. Levan. Neither Bluegreen’s special committee nor its board of directors has advised BFC of any intention not to pursue the merger as a result of such litigation or for any other reason.

This is also to confirm that BFC and BankAtlantic Bancorp have reviewed the allegations contained in the litigation brought by the Commission relating to BankAtlantic Bancorp’s financial statements for the year ended December 31, 2007. BankAtlantic Bancorp’s management has advised BFC that it does not agree that such financial statements were misstated by $60.7 million based on the accounting treatment of twelve loans as alleged by the Commission. BankAtlantic Bancorp’s management believes that the twelve loans identified in the Commission’s complaint were properly classified as loans held-for-investment and not as held-for-sale. These twelve loans were evaluated for impairment in accordance with FASB No. 114 (ASC 310-10-35), and, if impaired, the loans were recorded at the lower of (i) the fair value of the collateral less cost to sell and (ii) the loan’s recorded investment in BankAtlantic

Bancorp’s statement of operations for the year ended December 31, 2007. Accordingly, BankAtlantic Bancorp’s management does not believe that a restatement of its financial statements for the year ended December 31, 2007 is necessary.

We hereby acknowledge that, in the event we request acceleration of the effective date of the pending registration statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address the comments raised by the Staff regarding the Form S-4 and any related concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4919. Thank you for your assistance.

Sincerely,

/s/ John K. Grelle
John K. Grelle
Executive Vice President and Chief Financial Officer

APPENDIX A

ACCOUNTING ANALYSIS RELATING TO THE PRESENTATION

OF BANKATLANTIC’S COMPONENTS

Accounting Analysis of Discontinued Operations

On November 1, 2011, BankAtlantic Bancorp, Inc. (“Bancorp” or the “Company”) entered into a Stock Purchase Agreement (the “Agreement”) with BB&T Corporation (“BB&T”). The Agreement results in Bancorp selling its wholly owned banking subsidiary, BankAtlantic, less the retained assets. Post-closing, Bancorp will no longer be a unitary savings and loan holding company. The Agreement limits Bancorp’s activities as it cannot engage in deposit taking branch banking activities for three years in the State of Florida. After the closing of the Agreement, Bancorp will focus its operations on the assets retained in the transaction (including but not limited to renewing, modifying, increasing, extending, refinancing and making protective advances), along with specialty finance, commercial and other lending, tax certificate investments and other business activities as well as collection and restructuring activities with respect to the judgments and claims held by it. In addition to actively conducting business in the areas set forth above, Bancorp also anticipates that it will aggressively seek ways to expand its business in these areas, including specialty finance, related businesses, investments and other business activities.

Bancorp determined that BankAtlantic’s five reporting units historically utilized in the annual test of goodwill for impairment each reflect a component because this is the lowest level for which cash flows can be clearly distinguished, operationally and for financial reporting purposes. These five components are Community Banking, Commercial lending, Tax Certificates, Investments, and Capital Services. Bancorp evaluated whether each of these components should be reported as discontinued operations. In accordance with the criteria established by ASC 205-20-45-1 and 205-20-55-25, Bancorp determined that its Community Banking component, excluding the retained assets which are not part of the disposal group, and the Investments component should be reported as discontinued operations.

Bancorp determined that the Agreement commits Bancorp to a plan to sell all operations and substantially all of the assets and liabilities of the Community Banking and Investment components. Other than the retained loans discussed in the following paragraph, management does not intend to continue any activities of or have any continuing involvement with the Community Banking or Investment components. In fact, upon the sale of BankAtlantic, Bancorp will not have a bank charter and is therefore prohibited by law from accepting deposits and operating a branch banking business.

The Community Banking component consists of BankAtlantic’s branch banking locations and BankAtlantic’s ATM network operations in retail outlets, cruise ships and branch locations. Additionally, this component includes the origination of small business and consumer loans (primarily home equity loans) by branch managers and business bankers through BankAtlantic’s branch network. The Agreement limits Bancorp’s deposit taking branch banking activities for three years in the State of Florida. Bancorp will sell all of its branch locations, and not retain any of the Community Banking employees, processes or infrastructure after the consummation of the transaction. Bancorp will dispose of all the assets and liabilities associated with the Community Banking components except for a portion of small business and consumer loans. The aggregate balances of retained small business and consumer loans were $41.7 million and $27.2 million as of September 30, 2011, respectively. Total Community Banking small business and consumer loans were $282.2 million and $575.0 million at September 30, 2011, respectively. The Community Banking component also had $3.3 billion in deposits which generated $57 million in annual fees and 78 branches with annual expenses of approximately $70 million. Bancorp evaluated the continuing cash flows in accordance with ASC 205-20-55-14 and determined that the continuing cash inflows and outflows related to the retained loans were not significant relative to the historical cash inflows and outflows of the Community Banking component. As such, Bancorp concluded that there are no continuing direct cash flows as contemplated by ASC 205-20-55-14.

Bancorp is selling all assets and liabilities of the Investment component to BB&T. Management will have no continuing activities of or with the Investment component after the disposal transaction.

Bancorp intends to continue the operating activities of the Commercial Lending, Tax Certificates and Capital Services components after the disposal transaction. Therefore, although certain assets of these components will be sold to BB&T, Bancorp determined that the operating results and cash flows of these components should not be reported as discontinued operations.

Presentation of Discontinued Operations in the Pro Forma Balance Sheet

In accordance with Article 11-02(b)(6) “Pro Forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required”. As such, the Pro Forma balance sheet as of September 30, 2011 reflects only the retained assets in the column “Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction” column. In BFC’s December 31, 2011 balance sheet, the assets and liabilities expected to be acquired by BB&T will be presented as assets held for sale and the retained assets and liabilities will be presented as assets held for investment.

Presentation of Discontinued Operations in the Pro Forma Income Statement

The results of operations of the Community Banking and Investment components were reclassified to discontinued operations, except for the results of operations related to $65 million of retained assets. The results of operations were based on the historical performance of the two components with all general corporate overhead being excluded from discontinued operations in accordance with ASC 205-20-45-9. The “Pro Forma Adjustments Related to BankAtlantic Transaction” column for the year ended December 31, 2009 and 2008 reflect the reclassification of the operating results of the components to be sold to discontinued operations (excluding the aforementioned results related to the retained assets). The “Pro Forma Adjustments Related to BankAtlantic Transaction” column for the year ended December 31, 2010 and the nine months ended September 30, 2011 and 2010 represent the reclassification of the operating results of the disposed Community Banking component operations and the disposed Investments component operations. In addition, these Pro Forma results reflect the elimination of operating results related to the assets to be disposed of within the components determined to be continuing operations, as if the disposal had occurred on January 1, 2010.